November 15, 2006

Mr. Ernest J. Mrozek

P.O. Box 382728

Germantown, TN 38183-2728

Dear Ernie:

Reference is hereby made to your Employment Agreement (the “Agreement”) dated as of January 1, 2004 by and between you and The ServiceMaster Company (“ServiceMaster”). As you know, the Agreement expires on December 31, 2006. The Agreement also sets forth the obligations of ServiceMaster and your rights in the event of your termination of employment. The purpose of this letter is to set forth, in consideration of your continuing employment with ServiceMaster, the obligations of ServiceMaster and your rights in the event of your termination of employment on or prior to December 31, 2008.

In the event that your employment is terminated (i) during the period beginning on and including January 1, 2007 and ending on and including December 31, 2007 by ServiceMaster without Cause or by you for Good Reason or (ii) during the period beginning on and including January 1, 2008 and ending on and including December 31, 2008 by ServiceMaster without Cause or by you for any reason (including for Good Reason or by reason of retirement), but excluding by reason of death or Disability, then ServiceMaster shall pay to you, within the time period set forth below, after the effective date of your date of termination (“Date of Termination”), as compensation for services rendered to ServiceMaster and its affiliated companies, a lump sum cash amount equal to the sum of subsections (1)-(4) below and, in addition, the amount determined under subsection (5) below, in each case subject to any applicable payroll or other taxes required to be withheld:

(1) Your full annual base salary through the Date of Termination, to the extent not previously paid (but after giving effect to any amounts that would be deferred pursuant to the ServiceMaster deferred compensation plan); plus

(2)       two (2) times your highest annual base salary in effect during the two-year period commencing January 1, 2007; plus

(3)       two (2) times your annual bonus at an annual target payout equal to 100% of your highest annual base salary in effect during the two-year period commencing January 1, 2007; plus

(4)	reimbursement of all your proper and reasonable expenses incurred by you in the performance of your duties in accordance with the policies of ServiceMaster; plus
(5)

any restriction period applicable to shares of ServiceMaster restricted stock and restricted stock units held by you as of November 15, 2006 will lapse, and all such shares shall vest, as of the close of business on the Date of Termination;

provided, that you understand and agree that any amount payable and any restricted stock that vests pursuant to subsection (2), (3) or (5) by reason of a termination by you of your employment shall be conditioned upon you giving written notice as set forth below not less than 45 days prior to the Date of Termination. The amounts payable pursuant to this paragraph and the immediately following paragraph shall be paid within 15 days after the Date of Termination; provided, however, that any payments that ServiceMaster determines constitute the payment of “nonqualified deferred compensation,” within the meaning Section 409A of the Internal Revenue Code of 1986 shall be paid on the six-month anniversary of your separation from service, within the meaning of Section 409A.

In the event that your employment is terminated (i) during the period beginning on and including January 1, 2007 and ending on and including December 31, 2007 by ServiceMaster for Cause or by you without Good Reason or by reason of retirement, death or Disability or (ii) during the period beginning on and including January 1, 2008 and ending on and including December 31, 2008 by ServiceMaster for Cause or by reason of your death or Disability, then ServiceMaster shall pay to you (or your executors, legal representatives or administrators in the event of your death) within the time period set forth in the immediately preceding paragraph, as compensation for services rendered to ServiceMaster and its affiliated companies, a lump sum cash amount (subject to any applicable payroll or other taxes required to be withheld) equal to the sum of:

(1) your full annual base salary through the Date of Termination or date of death, to the extent not previously paid (but after giving effect to any amounts that would be deferred pursuant to the ServiceMaster deferred compensation plan); plus

(2) reimbursement of all your proper and reasonable expenses incurred by you in the performance of your duties in accordance with the policies of ServiceMaster.

In the event that your employment hereunder is terminated (i) during the period beginning on and including January 1, 2007 and ending on and including December 31, 2007 by ServiceMaster without Cause or by you for Good Reason or (ii) during the period beginning on and including January 1, 2008 and ending on and including December 31, 2008 by ServiceMaster without Cause or by you for any reason (including for Good Reason or by reason of retirement), but excluding by reason of death or Disability, then for a period of two years commencing on the Date of Termination, ServiceMaster and its subsidiaries shall continue to provide all benefits, as then generally made available to executive officers, with respect to you and your dependents. After the expiration of such two-year period, you shall be entitled to continue your medical and other coverages as set forth under Federal law (COBRA).

Any amount paid pursuant to the above shall be paid in lieu of any other amount of severance relating to salary or bonus continuation to be received by you upon your termination of employment under any severance plan, policy or arrangement of ServiceMaster or its affiliated companies; provided, that if a Change in Control of ServiceMaster occurs and (2) your Change in Control Severance Agreement with ServiceMaster is in effect on the date of the Change in Control, this letter agreement shall be terminated and superseded by the Change in Control Severance Agreement, as such agreement may be amended, modified or superseded from time to time.

So long as you are employed by ServiceMaster and you maintain a residence in each of the Chicago metropolitan area and the Memphis metropolitan area, ServiceMaster shall reimburse you, for each night for which the performance of your duties results in your staying overnight at your residence in the Memphis metropolitan area, the amount of $150 per night.

From and after the date hereof and through and including December 31, 2009 (or, if earlier, the date that is one year after the Date of Termination), you shall not do any of the following, directly or indirectly, without the prior written consent of ServiceMaster:

(1) directly or indirectly (whether as owner, stockholder, director, officer, employee, principal, agent, consultant, independent contractor, partner or otherwise), in North America or any other geographic area in which ServiceMaster is then conducting business, own, manage, operate, control, participate in, perform services for, or otherwise carry on, a business similar to or competitive with the business conducted by ServiceMaster or any subsidiary of ServiceMaster; or

(2) directly or indirectly attempt to induce any employee of ServiceMaster to terminate or abandon his or her employment for any purpose whatsoever or any attempt directly or indirectly to solicit the trade or business of any current or prospective customer, supplier or partner of ServiceMaster; or

(3) directly or indirectly engage in any activity which is contrary, inimical or harmful to the interests of ServiceMaster, including but not limited to (i) violations of ServiceMaster policies, (ii) disclosure or misuse of any confidential information or trade secrets of ServiceMaster or a subsidiary of ServiceMaster, (iii) participation in any activity not approved by the Board which could reasonably be foreseen as contributing to or resulting in a Change in Control and (iv) conduct related to employment for which either criminal or civil penalties may be sought.

As used in this letter agreement, the following terms shall have the respective meanings set forth below:

“Cause” means: (1) a material breach by you of your duties and responsibilities (other than as a result of incapacity due to physical or mental illness) which is demonstrably willful and deliberate on your part, which is committed in bad faith or without reasonable belief that such breach is in the best interests of ServiceMaster and which is not remedied within 30 days after receipt of written notice from ServiceMaster specifying such breach; or (2) the commission by you of a felony or misdemeanor involving any act of fraud, embezzlement or dishonesty or any other intentional misconduct by you that substantially and adversely affects the business affairs or reputation of ServiceMaster or an affiliated company.

“Change in Control” shall have the meaning set forth in your Change in Control Severance Agreement; provided, that in the event such definition shall be modified or revised in such agreement, then the definition of Change in Control for purposes of this letter agreement shall be so modified or revised.

“Disability” means your absence from your duties with ServiceMaster or its affiliated companies on a full-time basis for at least 180 consecutive days as a result of your incapacity due to physical or mental illness.

“Good Reason” means, without your written consent, the occurrence of any of the following events: (1) any of (i) the reduction in any material respect in your position(s), authorities or responsibilities with ServiceMaster; provided, that so long as the management of the financial accounting, internal audit, investor relations, tax and treasury functions continues to report to you directly or indirectly, it shall not constitute Good Reason if there is a change in your position(s), authorities or responsibilities with respect to the management of the financial accounting, internal audit, investor relations, tax and treasury functions; (ii) an adverse change in your reporting relationships, or (iii) any failure to re-elect you to an executive officer position with ServiceMaster; (2) (i) a reduction in your base salary as in effect as of November 15, 2006, or as the same may be increased from time to time thereafter, (ii) with respect to the annual equity-based compensation award made by ServiceMaster, a reduction in your target annual value attributed to such equity-based compensation award from the target value attributed to your 2006 award made on February 14, 2006, or (iii) or a target annual bonus in either 2007 or 2008 that is less than an annual target payout equal to 75% of your 2007 base salary, or as the same may be increased from time to time thereafter; provided, that it shall not constitute Good Reason if any reduction is approved by the Compensation and Leadership Development Committee and the percentage reduction is equal to or less than the corresponding percentage reduction in compensation or target compensation of all or a majority of other executive officers of ServiceMaster; or (3) the failure of ServiceMaster to (i) provide you and your dependents benefits substantially comparable to the plans, practices, programs and policies of ServiceMaster and its subsidiaries in effect for you on January 1, 2007, (ii) provide fringe benefits substantially comparable to the plans, practices, programs and policies of ServiceMaster and its subsidiaries in effect for you on November 15, 2006, (iii) provide an office, together with secretarial and other assistance, substantially comparable to that provided to you by ServiceMaster on November 15, 2006, or (iv) provide you with four weeks annual paid vacation.

For purposes of this Agreement, an isolated, insubstantial and inadvertent action taken in good faith and which is remedied by ServiceMaster after receipt of written notice thereof given by you shall not constitute Good Reason.

This letter agreement shall inure to the benefit of and be enforceable by ServiceMaster and its successors and assigns and by you and your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. This letter agreement shall not be terminated by any merger or consolidation of ServiceMaster whereby ServiceMaster is or is not the surviving or resulting corporation or as a result of any transfer of all or substantially all of the assets of ServiceMaster. In the event of any such merger, consolidation or transfer of assets, the provisions of this letter agreement shall be binding upon the surviving or resulting corporation or the person or entity to which such assets are transferred.

All notices and other communications required or permitted under this letter agreement shall be in writing and shall be deemed to have been duly given when delivered or five days after deposit in the United States mail, postage prepaid, addressed (a) if to you, to Ernest J. Mrozek, P.O. Box 382728, Germantown, TN 38183-2728, and if to ServiceMaster, to The ServiceMaster Company,

860 Ridge Lake Blvd., Memphis Tennessee 38120, attention General Counsel, or (b) to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

Except as otherwise specified herein, this letter agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or between the parties, written or oral, which may have related in any manner to the subject matter hereof.

No provision of this letter agreement may be modified or waived unless such modification or waiver is agreed to in writing and signed by you and by the Chairman and Chief Executive Officer of ServiceMaster or any successor under this letter agreement. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. Failure by you or ServiceMaster to insist upon strict compliance with any provision of this Agreement or to assert any right which you or ServiceMaster may have hereunder shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

The interpretation, construction and performance of this letter agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Illinois without regard to the principle of conflicts of laws. The invalidity or enforceability of any provision of this letter agreement shall not affect the validity or enforceability of any of the other provisions of this letter agreement, which other provisions shall remain in full force and effect.

Sincerely,

THE SERVICEMASTER COMPANY

By:	/s/ J. Patrick Spainhour
Name:	J. Patrick Spainhour
Chairman and Chief Executive Officer

If you are in agreement with the above, please sign and date below.

By:	/s/ Ernest J. Mrozek
Name:	Ernest J. Mrozek
Chairman and Chief Executive Officer

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